Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1101 (212) 818-8800
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jgallant@graubard.com

July 17, 2020

Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, DC 20549

RE:	BowX Acquisition Corp.
Draft Registration Statement on Form S-1
Submitted June 1, 2020
CIK No. 0001813756

Ladies and Gentlemen:

On behalf of BowX Acquisition Corp. (the “Company”), we respond as follows to the comment letter, dated June 26, 2020, relating to the above-captioned Registration Statement on Form S-1 (“Registration Statement”). Captions and page references herein correspond to those set forth in the Registration Statement, a copy of which has been marked with the changes from the original draft Registration Statement.

Please note that for the Staff’s convenience, we have recited the comment and provided the Company’s response to the comment immediately thereafter.

Draft Registration Statement on Form S-1

Summary Financial Data, page 35

1.	Please expand your disclosure in the table to also include the “as adjusted” amounts as of May 26, 2020 assuming consummation of the offering.

We have revised the disclosure on page 35 to include the “as adjusted” amounts as requested.

* * * * *

Thank you for your attention to our amendment and these responses. If you have any question or need additional information, please call the undersigned at 212-818-8638.

Very truly yours,

/s/ Jeffrey M. Gallant
Jeffrey M. Gallant

cc:	Vivek Ranadive
Chairman and Co-Chief Executive Officer